[Dewey & LeBoeuf LLP Letterhead]

April 8, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	AGL Resources Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 14, 2011
File No. 333-172084

Dear Mr. Owings:

On behalf of our client, AGL Resources Inc. (“AGL Resources”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 25, 2011, with respect to Amendment No. 1 to the Registration Statement on Form S-4 originally filed with the Commission on February 4, 2011 (SEC File No. 333-172084) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Form S-4 (“Amendment No. 2”), and we have supplementally provided five courtesy copies of Amendment No. 2 marked to reflect changes from Amendment No. 1 to the Form S-4.

In this letter, each of the Staff’s comments is indicated in italics, followed by AGL Resources’ responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 2 provided supplementally to the Staff.

Registration Statement on Form S-4

The Proposed Merger, page 51

Material United States Federal Income Tax Consequences of the Transaction, page 93

1.	We note that each of Dewey & LeBoeuf LLP and Latham & Watkins LLP has provided a short-form tax opinion in Exhibits 8.1 and 8.2, respectively. Please clearly disclose, if correct, that the discussion set forth in this section represents the opinion of each of Dewey & LeBoeuf LLP and Latham & Watkins LLP.

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

In response to the Staff’s comment, the disclosure on page 93 has been revised to make the requested disclosure.

2.	We note the statement that this section discusses “certain” material United States federal income tax consequences. Please revise this section to discuss all material United States federal income tax consequences and revise the introductory language to remove the implication that you are not discussing all material United States federal income tax consequences.

In response to the Staff’s comment, the disclosure on page 93 has been revised to make the requested disclosure and to remove the implication that not all material United States federal income tax consequences are discussed.

3.	Please disclose the “factual representations” and the “customary factual assumptions” on which the tax opinions of counsel are based.

In response to the Staff’s comment, the disclosure on page 93 has been revised to make the requested disclosure.

Exhibit 5.1

4.	We note counsel’s statement in the penultimate paragraph that “[t]he opinion letter is give as of the date hereof…” Please re-file the opinion on the date that you would like for the registration statement to be declared effective and date such re-filed opinion as of such date. Alternatively, please delete the penultimate paragraph.

We acknowledge the Staff’s comment and counsel’s opinion will be re-filed on the date that AGL Resources would like for the registration statement to be declared effective and will be dated as of such date.

Exhibit 8.1

5.	We note that counsel has made certain assumptions in the second paragraph with respect to “statements concerning the Transaction contained in” and “any factual representation made in” the Registration Statement. Because counsel is opining on the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” such assumptions are inappropriate with respect to such section of the Registration Statement. Please revise accordingly.

In response to the Staff’s comment, counsel’s tax opinion has been revised to make the requested revisions.

6.	Please delete the phrase “to you” in bullet 1 of the third paragraph. Such phrase implies that the opinion is directed only to the recipient of the letter, and such

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

implication is inappropriate because investors are also entitled to rely on the opinion.

In response to the Staff’s comment, counsel’s tax opinion has been revised to make the requested deletion.

7.	We note in the last paragraph counsel consents to the filing of the opinion as an exhibit to the registration statement and to the use of its name. Counsel must also consent to the discussion of its opinion in the prospectus. Please revise accordingly.

In response to the Staff’s comment, counsel’s tax opinion has been revised to make the requested revision.

Exhibit 8.2

8.	We note that counsel has made certain assumptions in the second and third paragraphs with respect to statements in the registration statement. Because counsel is opining on the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” such assumptions are inappropriate with respect to such section of the Registration Statement. Please revise accordingly.

In response to the Staff’s comment, counsel’s tax opinion has been revised to make the requested revisions.

9.	We note in the last paragraph counsel consents to the filing of the opinion as an exhibit to the registration statement and to the use of its name. Counsel must also consent to the discussion of its opinion in the prospectus. Please revise accordingly.

In response to the Staff’s comment, counsel’s tax opinion has been revised to make the requested revision.

*        *        *         *        *

Division of Corporation Finance

Securities and Exchange Commission

April 8, 2011

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-8170 or Frederick J. Lark at (212) 259-8010.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ William S. Lamb
William S. Lamb

Enclosures

cc:	Paul R. Shlanta, Esq., AGL Resources Inc.

Paul C. Gracey, Jr., Esq., Nicor Inc.

Mark D. Gerstein, Esq., Latham & Watkins LLP